Exhibit 2.5

5th issue of Debentures by Cemig GT: summary

Fifth issue: unsecured, non-convertible debentures, single series, for public distribution, with additional guarantee

Issue Date: December 10, 2014

Maturity: December 10, 2018

Number of debentures: 140,000

Total amount: R$1.40 billion

Restricted circulation: Yes

Nature of restriction: The debentures may be traded in regulated securities markets only as from 90 days after the date of subscription of acquisition year qualified investors.

Convertibility: Non-convertible.

Redemption options: No optional early redemption by Issuer.

Characteristics of the securities: Monetary updating: None.

Remuneratory interest: 100% of the DI rate plus spread of 1.7% p.a.

Payment of the remuneratory interest: Annual.

Amortization: In two equal installments on December 10, 2017 and 2018.

Renegotiation: None.

Guarantee: Surety guarantee by Companhia Energética de Minas Gerais – Cemig.

Priority in payment: Without preference, equal in priority to other creditors.

Restrictions on the Issuer: None.

Early maturity events: Any of the following events are considered to be default events and will result in early maturity of all the amounts payable under the Debentures becoming immediately due and payable by the Issuer without any requirement for notice through the courts or otherwise:

(i)	any of the following:

(a)	liquidation, dissolution or decree of bankruptcy of the Issuer and/or the Guarantor;

(b)	application for bankruptcy by the Issuer and/or the Guarantor;

(c)	application for bankruptcy of the Issuer and/or the Guarantor made by third parties and not resolved by deposit into court and/or contested within the legal period;

(d)	proposal by the Issuer and/or the Guarantor to any creditor or class of creditors of a plan for out-of-court recovery, whether or not court ratification of any such plan has been applied for; or

(e)	application to the Courts by the Issuer and/or the Guarantor for judicial recovery, whether or not granted by the competent judge;

(ii)	non-compliance by the Issuer and/or the Guarantor, within the specified period, with any pecuniary obligation arising from the Notes;

(iii)	early maturity of any pecuniary obligation of the Issuer and/or the Guarantor arising from default on any obligation to pay any individual or joint amount of R$50 million (R$50,000,000.00) or more or its equivalent in other currencies, whether due to contractual default or otherwise;

(iv)	change, transfer or assignment, direct or indirect, of the stockholding control of the Issuer and/or of the Guarantor, unless this takes place by order of a court, without the prior consent of holders of Notes representing at least 2/3 (two thirds) of the Notes in Circulation, other than by order given by a Court or arising from regulation;

(v)	termination, for any reason, of any of the concession contracts held by the Issuer and/or by the Guarantor such as represents an adverse material impact on the Issuer’s and/or the Guarantor’s payment capacity, except in relation any of the São Simão, Jaguara or Miranda plants;

(vi)	legitimate protest proceedings on securities against the Issuer and/or the Guarantor, the value of which individually or in aggregate is more than R$50,000,000 (fifty million Reais) or its equivalent in other currencies, unless the protest proceedings have been lodged in error or due to bad faith of third parties, provided this is validly proven to the Fiduciary Agent by the Issuer and/or by the Guarantor, as applicable, or if suspended or cancelled or if guarantees are given in court, in any event within a maximum period of 30 (thirty) calendar days from the date of receipt of written notice sent by the Fiduciary Agent to the Issuer;

(vii)	failure by the Issuer and/or the Guarantor, as the case may be, to comply with any non-pecuniary obligation specified in the Issue Deed not cured within 30 (thirty) calendar days from the date of receipt of notice sent by the Fiduciary Agent to the Issuer;

(viii)	if the Issuer and/or the Guarantor, as the case may be, omits to pay any debt or any other obligation owed by the Issuer and/or the Guarantor, as the case may be, under any agreement or contract to which it is party as lender or borrower, involving an individual or joint amount of R$50,000,000.00 (fifty million Reais) or more or its equivalent in other currencies, on the due date, without taking the legal or court measures required for non-payment;

(ix)	privatization, merger, liquidation, dissolution, extinction, split or any other form of stockholding reorganization (including absorption and/or absorption of shares) that results in reduction of the registered capital of the Issuer and/or of the Guarantor, unless it is by reason of an order of a Court or a regulatory order, or does not cause a change in the rating of the Issue to a rating lower than: that of AA supplied by Fitch Ratings or Standard & Poor’s; or that of Aa2, by Moody’s;

(x)	assignment, promise of transfer, or any form of transfer or promise of transfer to third parties, in whole or in part, by the Issuer and/or by the Guarantor, of any of its/their obligations under the Issue Deed, without prior written consent of holders of Debentures representing at least two-thirds of the Debentures in Circulation;

(xi)	invalidity, nullity or unenforceability of the Debentures or of the Issue Deed;

(xii)	use by the Issuer of the proceeds of the Issue for any purpose not strictly as specified in the Issue Deed;

(xiii)	existence of any false, misleading, incorrect, incomplete or insufficient statement made by the Issuer and/or by the Guarantor in any of the documents.

(xiv)	non-compliance with any court judgment against which there is no further appeal against the Issuer, of which the individual or aggregate value is fifty million Reais or more, or its equivalent in other currencies.

(xv)	transformation of the Issuer into a different type of company;

Conditions for alteration of the rights carried by these securities by a General Meeting of Debenture Holders: Except as specified in the sub-items below, all decisions taken by the General Meeting of Debenture Holders shall require the approval of holders representing at least 2/3 of the Debentures in Circulation:

(i)	the quorums expressly specified in other Clauses of the Issue Deed;

(ii)	changes in relation to:

(a)	any of the conditions of remuneration of the Debentures, under Clause 4.2 of the Issue Deed;

(b)	the dates of payment of any of the amounts payable to the Debenture Holders, as specified in the Issue Deed;

(c)	the Type of the Debentures; and/or

(d)	the Surety or the Guarantor, and any alteration in relation to the matters mentioned in this Sub-item must be:

(iii)	must be approved, whether at first or any subsequent convocation, by Debenture Holders representing at least 90% (ninety per cent) of the Debentures in Circulation; and

(iv)	any alterations relating to Clause VII of the Issue Deed must be approved, whether at first convocation or at any subsequent convocation, by Debenture Holders representing at least 90% (ninety per cent) of the Debentures in Circulation.

(v)	any request for waiver or temporary pardon in relation to the Default Events listed in Item 7.2 of Clause VII of the Issue Deed, whether on first or any subsequent convocation, must be approved by Debenture Holders representing at least 90% of the Debentures in Circulation.

Other material characteristics Fiduciary Agent: Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários.

Mandated bank: Banco Bradesco S.A.

Use of proceeds: The net proceeds received by the Issuer from subscription of the Debentures were used for payment of debts, investments in equity interests, and replenishment of cash, following investments made in equity interests in 2014.